Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a conference call for the investment community that was held on April 21, 2004 by the management of Epicor Software Corporation.

FINAL TRANSCRIPT

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

EPIC—Q1 2004 Epicor Software Earnings Conference Call

Event Date/Time: Apr. 21. 2004 / 5:00PM ET

Event Duration: N/A

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EPIC—Q1 2004 Epicor Software Earnings Conference Call

CORPORATE PARTICIPANTS

George Klaus

EPIC—President, CEO

Michael Piraino

EPIC—CFO

Valerie Brodie

EPIC—VP IR

CONFERENCE CALL PARTICIPANTS

Richard Baldry

Roth Capital Partners—Analyst

Richard Davis

Needham & Company—Analyst

Brian Russell

JT Russell Company Incorporated—Analyst

Pete Schlider

Peninsula Capital—Analyst

Brent Till

Prudential—Analyst

Brad Reback

PIDC—Analyst

PRESENTATION

Operator

Good afternoon, my name is Jamie, and I will be your conference facilitator. At this time I would like to welcome everyone to the Epicor first quarter 2004 results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, please press star, then the number two on your telephone keypad. Thank you.

I will now turn the call over to Ms. Valerie Brodie, Vice President of Investor Relations. Ms. Brodie, you may begin your conference.

Valerie Brodie - EPIC—VP IR

Thank you, Jamie. Good afternoon, everyone, and welcome to Epicor’s first quarter 2004 earnings conference call. I would like to introduce Epicor’s Chairman, President and CEO, George Klaus, and Senior Vice President and CFO, Michael Piraino.

On today’s call, George will begin with a brief introduction, followed by Michael reviewing the company’s key financial results. George will then discuss the company’s performance, highlights of the quarter, update on the Scala business solutions transaction and our outlook for 2004. The discussion will then be followed by a question and answer session.

Before we begin, however, I appreciate your patience as I review the required Safe Harbor statement. The discussion on this call today will include forward-looking statements. These forward-looking statements include statements regarding expected revenues and earnings, the expected offer period and closing of the Scala transaction, the accretive nature of the acquisition, the expected synergies of the combination and other statements that are not historical facts. Actual results may differ materially from those expressed or implied in the forward-looking statements. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see our Annual Report on Form 10-K as amended, for the year ended December 31st, 2003, at pages 14 through 22.

Our presentation will also include discussion of certain non-GAAP financial measures, the most directly comparable GAAP financial measures and information reconciling the non-GAAP measures to the company’s GAAP results are part of our earnings release, which is available on the Investor Relations portion of our website at www.Epicor.com.

And with that, I will turn the call over to George.

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FINAL TRANSCRIPT

EPIC—Q1 2004 Epicor Software Earnings Conference Call

George Klaus - EPIC—President, CEO

Thanks, Valerie. And thanks to everyone for joining us today. I’m very happy to start off 2004 with a good quarter, on the heels of a strong performance in the fourth quarter of last year. We achieved year over year license revenue growth of 34% and year over year total revenue growth of 26%.

We saw an increase in large transactions and solid performance across our vertical and product groups. We reported significant revenue growth across license and service revenues and reported strong earnings growth. With that, I’d like to turn the call over to Michael to review our financial results with you and then I’ll give you an overview of our core business, review our quarterly highlights and provide an update on the Scala and our outlook for 2004. Michael?

Michael Piraino - EPIC—CFO

Thank you, George. And good afternoon, everyone. Revenues for the first quarter of 2004 were 43.4m, up 26% over last year. And license revenues of 10.5m were up 34% over last year. Service revenues for the first quarter of 2004 were 32.5m, compared with 26.0m, up 24%.

For the first quarter, we reported GAAP net income of 3.5m, or $0.07 per diluted share on weighted average shares outstanding of 52m, compared with net income of $2.4m, or $0.05 per diluted share in the prior year’s period. Adjusted earnings for the quarter were $6.3m, or $0.12 per diluted share compared with adjusted earnings of $4.4m, or $0.09 per diluted share in the same period last year. Just as a reminder, adjusted earnings exclude amortization of capitalized software development costs and acquired intangible assets, stock-based compensation expense, and restructuring charges and other.

Now for a couple of additional income statement highlights. Maintenance revenues remained very stable and predictable and were up 17% year over year. The company continues to experience excellent renewal rates. Our consulting business experienced excellent growth over last year, as well as an expansion in gross margin. This is a result of more volume, larger projects, and therefore, higher utilization rates, as well as our acquisition of ROI Systems in the middle of last year.

Headcount at quarter end was 948 FTE, with annualized revenue per head at $183,000, once again, approaching our internal corporate goal of $200,000 per head. This compared to 810 FTE, with annualized revenue per head at $170,000 for the same period last year. The year over year headcount increase is due primarily to our acquisition of ROI Systems in July, as I mentioned earlier.

Overall gross margins increased 380 basis points versus last year. This is primarily attributable to the improved gross margin in consulting, as well as the roll off of some amortization expense associated with the Dataworks merger. Consulting gross margins increased 1,020 basis point versus last year, reaching 27.3%. Sales and marketing increased approximately 1.6m versus last year, but decreased as a percentage of revenue to 22.6%, versus 23.8% last year.

Software development was a very healthy 13.3% of revenue, versus 13.9 in the same period last year. G&A expenses increased $500,000 versus last year, but decreased as a percentage of revenues, to 11.9%, from 13.6% last year. The company continues to manage its cost structure very aggressively.

Restructuring charges and other of 1.2m were related to a small reorganization within the company’s operating division, moving development efforts to Mexico as a part of our overall cost reduction program, and new estimates on two of the company’s subleases, one in San Diego and one in the United Kingdom. The provision for income taxes for the quarter, as in prior quarters, is related to the alternative minimum tax.

Cash flow from operations was nil, reflecting the payment of Q4 bonuses and commissions, some Scala transaction costs, severance benefits associated with the Q1 reduction in force that I mentioned earlier, and an overall reduction in accounts payable. This trend is consistent with cash flow trends in Q1 of last year.

Now transitioning quickly to the balance sheet, cash balances remained at about the same level of $38m at quarter’s end. Cash collections were 47.8m, the highest collection results since the second quarter of 2001, resulting in DSO of 56 days, versus 55 at year end. Our allowance for bad debts of 4m, we feel is adequate to cover any exposure for uncollectibles.

Goodwill increased to 11.2m as a result of the late quarter acquisition of Platsoft. This acquisition had a negligible impact on the results of operations for the quarter. As of March 31st, 2004, the company has no outstanding debt. Overall, as you can see, we had an excellent quarter. And now I’d like to turn the call back over to George.

George Klaus - EPIC—President, CEO

Thanks, Michael, for those good numbers. Now I’d like to share with you an overview of our core business and some highlights and achievements of this quarter. We typically see our first quarter down from the fourth quarter, especially when we had a strong fourth quarter as we did in 2003. However, we saw some seasonal strength, with our first quarter’s revenues down only 2% from our fourth quarter. Over the last three quarters we have seen a continuing strength in our pipeline, a continued increase in the average selling price of our transactions and a continued increase

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EPIC—Q1 2004 Epicor Software Earnings Conference Call

in the number of larger transactions, transactions over $250,000 in license and consulting revenues.

All of these indications, we believe, reflect a broad-based improvement across our business, products and regions. The business climate continues to improve modestly with IT budgets somewhat higher than they were in 2003, as reported by industry and market research firms.

Now I’d like to review a number of achievements and highlights that we had in the quarter. We continue to grow our core business, adding over 100 new customers to our installed base. Our technical team released over 20 product upgrades to market across all of Epicor’s suite of solutions. As you may have seen from our website, we launched a new corporate logo and standardized our product and solution logos based on the new Epicor logo.

First indications of the beta phase of Epicor’s new manufacturing solution on Web services platform are very positive. We are currently expecting the new product to ship in mid-year. The company received recognition for its solid performance in 2003. Receiving the CEO of the year award from Southern California Software Counsel, for which I thank the entire team at Epicor for their efforts and loyalties for our achievements last year.

Additionally, our service enterprise suite continues to receive industry endorsement with the recent nomination as a finalist for the best product by the AeA’s Orange County High-Tech Group. The nomination for our service enterprise suite, our first Web services product released mid-year in 2003, promises significant opportunities as we gain further traction with new customers, complimenting the implementations and becoming [preferencable].

Now looking at the second quarter, as you can see in the press release, we have provided guidance for revenues to remain steady, with total revenues expected to be in the range of 43-44m. We expect GAAP earnings per diluted share for the second quarter of 2004 to be $0.08-$0.09, with adjusted earnings as described above per share, of $0.12-$0.13.

For fiscal year 2004, on a standalone basis, we are providing revised guidance of 174-177m in revenues, compared with the previous guidance of 172-175m as a standalone company. We anticipate GAAP earnings per diluted share of $0.40-$0.42 for fiscal 2004, compared with previous guidance provided of $0.40 per diluted share and adjusted earnings as described above, of $0.54-$0.55 per diluted share, compared with previous guidance of $0.52 per diluted share. In each case, earnings per fully diluted share are based on a weighted average share count of 52m shares.

Now let me give you an update on the Scala Business Solutions acquisition. As many of you have seen, a week ago today we filed an S-4 registration statement for the exchange offer to acquire all of the outstanding shares of Scala Business Solutions. We anticipate the offer period to commence by the end of May and the offer period to close by the end of June.

Based on this current timeframe, we expect a contribution from Scala Business Solutions during the second half of 2004. Revenues for the combined entity are expected to be in the range of $210m-$215m for 2004, which includes a half a year of Scala Business Solutions. The company expects to drive operating efficiencies from the merger, predominantly through reducing redundant T&A and facilities and by streamlining the R&D and technical support organizations.

Based on the current expected timeframe to close the transaction by the end of June, operating activities for combined entity are expected to result in GAAP earnings per diluted share for the year of 2004 of approximately $0.40-$0.41, or neutral to earnings per diluted share. And an accretion of $0.08 for Epicor’s adjusted earnings per diluted share for fiscal year 2004, or $0.62-$0.63 adjusted per diluted share. In each case, using a weighted average share count of 57m shares.

So in closing, I’m very pleased with our core business, which continues to perform well and has given us a good start to 2004. We remain committed and excited to the strategic acquisition of Scala Business Solutions. The expanded global distribution capabilities and the synergistic opportunities available to us once we have completed the merger process are very, very good. We look forward to continued success in our core business during the second quarter and the completion of the merger as soon as possible. We are very excited about the future of our company moving forward in 2004.

So with that, Jamie, I will turn the call over to you for questions.

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QUESTION AND ANSWER

Operator

Thank you, sir. And at this time I would like to remind everyone, if you would like to ask a question, please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. And your first question comes from the line of Richard Baldry, of Roth Capital Partners.

Richard Baldry - Roth Capital Partners—Analyst

Hi guys, congrats on the quarter. Could you talk a little bit about any particular strength in verticals you saw at the license line or maybe by product line, to get a little finer point on the upside in the quarter?

George Klaus - EPIC—President, CEO

Yes, Richard, we had a strong quarter in the manufacturing sector. While it’s very difficult to get a handle around, maybe you can help us – a handle around market share, we believe we’re definitely taking market share in the manufacturing sector and we also see the business coming back. And we had a large number of transactions in that sector and saw that to be a very strong sector for us in the quarter.

Richard Baldry - Roth Capital Partners—Analyst

And can you talk maybe about the early betas in the enterprise services side, any notable verticals in particular standing out as maybe early adopters, early places to target there?

George Klaus - EPIC—President, CEO

We are seeing good success in that. We have installed the product in all of our consulting organizations internally. And we have about 15 accounts going live. Valerie just wrote me a little note. We have about 15 accounts going live on [EforSC] this quarter.

Richard Baldry - Roth Capital Partners—Analyst

Okay and then one last brief one. Could you talk a little bit about how the second half model might change when you put the two companies together in terms of margins and OpEx allocations versus first half of the standalones? Thanks.

George Klaus - EPIC—President, CEO

You know, Richard, I think it would be a little premature for us to do that right now. If you give us maybe another month or so to get deeper into the thing, we’d like to share that with you.

Richard Baldry - Roth Capital Partners—Analyst

Okay, thanks.

Operator

Your next question comes from the line of Richard Davis, of Needham & Company.

Richard Davis - Needham & Company—Analyst

I think we can only have people named Richard following your company.

George Klaus - EPIC—President, CEO

There are good Richards.

Richard Davis - Needham & Company—Analyst

The less handsome and less articulate ones. But in any case Hey, a question for you. When you talk about adjusted earnings and you say restructuring charges and other, when you take that out are you including legal and extra accounting expenses that you’ve had to incur, because Scala’s taken a while to get done?

Michael Piraino - EPIC—CFO

Yes, Richard, this is Michael. It doesn’t include that. We’re not adding those back. Those are in the P&L charged as live expense.

Richard Davis - Needham & Company—Analyst

Okay. And would that hit like the G&A line, is that where you would put that?

Michael Piraino - EPIC—CFO

Yes, they would hit the G&A line.

Richard Davis - Needham & Company—Analyst

Okay. And then more on an architecture and kind of product strategy question. With regard to ROI, is that how integrated is that, how does that stand? And then just kind of a general roadmap

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EPIC—Q1 2004 Epicor Software Earnings Conference Call

kind of for the balance of this year in terms of some new products that might be hitting the market and what your expectations are for those?

George Klaus - EPIC—President, CEO

We had a very good quarter with ROI. We have integrated our CRM product, formally known as Clientele, into the ROI product set, the MANAGE 2000 product line. We’ve had great success in selling that into there. We also had our largest order this quarter, came from the ROI customer base, which was about a $650,000 license contract. So that has been integrated very well. We’ve relocated everyone from ROI facilities into our facilities in the Minneapolis area. And we’re all one big happy family and things are going great.

Richard Davis - Needham & Company—Analyst

Okay. And then did you say how many deals above – was it 250 that you said that you closed? Did you say how many you closed in the quarter?

George Klaus - EPIC—President, CEO

When I talked about it, I talked about it as license and consulting, the total deal. And so I don’t have a count on that. I can tell you that we closed, I’m guessing it’s at least 20 deals we closed above 250 in the quarter.

Richard Davis - Needham & Company—Analyst

And then last year do you think it was probably 10?

George Klaus - EPIC—President, CEO

It was probably five. I don’t know the answer to that.

Richard Davis - Needham & Company—Analyst

Right, roughly. I’m just trying to get order of magnitude. Okay, those were the main questions I had. Thank you.

Operator

Your next question comes from the line of Brian Russell, of JT Russell Company Incorporated.

Brian Russell - JT Russell Company Incorporated—Analyst

Yes, have you received any inquiries from outside firms expressing an interest in acquiring Epicor?

George Klaus - EPIC—President, CEO

No, absolutely not.

Brian Russell - JT Russell Company Incorporated—Analyst

Okay, thank you.

Operator

Your next question comes from the line of Pete [Schlider], of Peninsula Capital.

Pete Schlider - Peninsula Capital—Analyst

Michael, this is Pete. Congratulations on the quarter, everyone, first. I’m curious why you’re doing more of a bad debt expense in the quarter, given you already have a 15% coverage on aggregate receivables out there already?

Michael Piraino - EPIC—CFO

That’s a good comment. We don’t know of anything specific. We didn’t put it up there with respect to anything specific. We do a very detailed review worldwide on accounts that are approaching 60-days, approaching 90-days. And I mean, really the only thing I can say to you is the way we end up budgeting, we put a small percentage of revenue away.

George Klaus - EPIC—President, CEO

And our revenue’s growing.

Michael Piraino - EPIC—CFO

The revenue’s growing. But overall, the bad debt allowance is completely adequate to cover uncollectibles. So I would just kind of chalk that up as just being conservative for the quarter.

Pete Schlider - Peninsula Capital—Analyst

All right. And let me just make sure I understood the answer to Richard’s question. You are expensing some of these legal expenses on a quarterly basis, so that’s not a one-time item?

Michael Piraino - EPIC—CFO

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EPIC—Q1 2004 Epicor Software Earnings Conference Call

Some of them are getting expensed and some of them will end up getting deferred and become part of the purchase price when we allocate the purchase price after the merger is closed.

Pete Schlider - Peninsula Capital—Analyst

So what were the deal expenses, legal and maybe even accounting, specific to that transaction in this quarter?

Michael Piraino - EPIC—CFO

I don’t have that handy. I can certainly look that up and call you back. I just don’t have that data handy.

Pete Schlider - Peninsula Capital—Analyst

Okay. Good enough, thanks a lot.

Operator

Your next question comes from the line of Brent [Till], of Prudential.

Brent Till - Prudential—Analyst

Thanks. I was wondering if you could just comment on the underlying drivers that drove the higher ASPs and higher number of deals? What were some other characteristics in the quarter that you saw that led to that increase?

George Klaus - EPIC—President, CEO

Well, as I mentioned, Brent, we had a strong quarter on our manufacturing sector. Our Advantage product that is leading the way there for us, has been very well accepted and has been absolutely endorsed by our customer base as being the product you want to order before you go to our Web services product, which is code named Sonoma internally here. So that strategy of building a product and getting people to buy it and knowing that they can convert whenever they want to the new Sonoma product at no charge, for like to like functionality, has worked very, very well for us and is being endorsed. And we’re having – all of our regions on the manufacturing side exceeded their goals this quarter. So that worked very well and obviously, led to a lot of units being sold on that side.

In addition to that we had some nice orders on the Enterprise software side from the international marketplace that allowed us, frankly, to achieve higher ASPs and larger deals than we’ve been seeing before.

Brent Till - Prudential—Analyst

So, do you think that’s sustainable given the overall recovery as we move into the next couple of quarters, that’s a trend we’ll continue to see?

George Klaus - EPIC—President, CEO

Before somebody asks me, I’ll answer. Our Q2 pipelines are the strongest we’ve had in a long time, certainly stronger than we had in Q1. And so we feel quite good about 2004 and Q2.

Brent Till - Prudential—Analyst

And just as a quick follow-up, you mentioned earlier that you were taking share. Who from?

George Klaus - EPIC—President, CEO

Like I said, I don’t have share data. That’s not readily available to us. But our competitors out there are companies like JD Edwards and MadeToManage and MAPIX and QAD and PeopleSoft to some regard. And we continue to do very well when we’re up against those people.

Brent Till - Prudential—Analyst

Great. Thank you.

Operator

Your next question comes from the line of Brad [Reback], of PIDC.

Brad Reback - PIDC—Analyst

Close enough, I guess.

George Klaus - EPIC—President, CEO

We know who you are, Brad.

Brad Reback - PIDC—Analyst

That’s good. On seasonality, stepping away from the guidance, normal seasonality would imply 2Q stronger than 1Q. Is there any reason to think that that shouldn’t be the case here again this year?

George Klaus - EPIC—President, CEO

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EPIC—Q1 2004 Epicor Software Earnings Conference Call

I’m surprised that somebody didn’t ask that earlier, Brad. So let me just say that I think our position is we feel very good about Q2. On the other hand, we’re going to set the bar to make sure we can jump over it and we’re being conservative, there’s no question about it. And we feel strong about Q2.

Brad Reback - PIDC—Analyst

Okay. Linearity in the first quarter, was that normal, a little better?

George Klaus - EPIC—President, CEO

It was probably a little worse. And the reason not being because of the customers, the reason being our own problem. During the first quarter for our company and as I’m sure for most companies, we have a worldwide sales meeting, which takes our sales force out of the field for a week. Then we have what we call our President’s Club or our Top Performers Club, which takes them out of the field for a week. And then most of them add a week to that, because we always go to some nice location, so they take their spouse and add some time.

So, we probably lost close to three weeks to a month of selling time in the first quarter – in January actually, and early February, which put a little bit of a linearity toward the back end. But we had a very strong March. I would expect us to come closer to achieving in Q2 – and we’re off to a good start already in Q2, I might add. I would expect us to come closer to achieving what think is normal linearity for us, which is 25/25/50.

Brad Reback - PIDC—Analyst

Great. Final question, I’m not sure if I missed it or not. In the release it talks about adding 100 new customers. Do you break out what the license revenue was between installed base and new customers?

George Klaus - EPIC—President, CEO

It was probably about 50/50.

Brad Reback - PIDC—Analyst

Great. Thank you very much.

Operator

At this time I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. And you have a follow-up question from Richard Baldry, of Roth Capital Partners.

Richard Baldry - Roth Capital Partners—Analyst

Thanks. Can you talk a little bit about the R&D step-up in the quarter. It was up sequentially maybe a little bit more than I thought it would see. If there’s anything significant there? I may be ahead of the manufacturing release. And if that’s the case, then would we see maybe the second half that number come in a little?

Michael Piraino - EPIC—CFO

Richard, this is Michael. Let me handle that one. It has really more to do with kind of the bookkeeping of things than really cash expenses. We had, when we paid our fourth quarter bonuses in the first quarter, we had some pretty significant taxes that come out and those end up hitting the first quarter kind of on a cash basis. And that’s probably half of that increase.

The other half of the increase really has to do with the way we account for our paid time off program. Where we kind of accrue at a standard rate, but in fact, in the first quarter, people don’t take as much time off, so we kind of build up the accrual there. I would expect between now and the balance of the year, both of those things to kind of come back in line. Don’t draw any conclusions from the sequential growth from Q4 to Q1. I think you’ll see that come back down just as the accounting levels out for those two things.

George Klaus - EPIC—President, CEO

If we were really clever, we wouldn’t budget it linearly, I guess. But we’re not focusing on that, Richard.

Richard Baldry - Roth Capital Partners—Analyst

Okay. And could you also talk a little bit about the deferred revenue line? It’s up almost 10% sequentially. It’s a little out of pattern in that increase, in a positive way, obviously. Where that might have been driven—.

Michael Piraino - EPIC—CFO

Well, I mean obviously, the increase has a direct relationship to the increase in revenue. And clearly there’s a lot of new deals that get signed in the quarter. And of course most of the deferred revenue is in the maintenance area and a lot of people renew during the first quarter. So all those three things I think really contribute to an increase there.

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EPIC—Q1 2004 Epicor Software Earnings Conference Call

Richard Baldry - Roth Capital Partners—Analyst

So with, say, a roughly 4m step up there, which again is a little bit more – a larger magnitude than we’ve seen before, would it be fair to look at that maintenance line on a go forward and add maybe 1m a quarter to that? Is there a direct relationship there?

Michael Piraino - EPIC—CFO

I’m not sure that I would commit to that necessarily. I mean, obviously maintenance is pretty steady, pretty predictable, it usually comes in above our internal forecast and so on, but I’m not sure I’d draw any major conclusions from that.

Richard Baldry - Roth Capital Partners—Analyst

Okay, thanks.

Operator

You have a follow-up question from the line of Pete Schlider, of Peninsula Capital.

Pete Schlider - Peninsula Capital—Analyst

Yes, Michael, a couple more questions on this P&L. I noticed sequentially you went from 1.9m last quarter in amortization to 900,000 this quarter. Is that number going to eventually go away or is that something that’s going to—?

Michael Piraino - EPIC—CFO

Yes, eventually it will go away. We had a big slug of intangibles that ran its amortization life, associated with the Dataworks acquisition. I actually think we have another – between cap, software and intangible assets, what I show in my notes is we’ve got another, on average, 3.7 years, a little less than four years of amortization remaining, but on a declining basis. So you will see that continue to decline.

Pete Schlider - Peninsula Capital—Analyst

Okay. And what was the geographic split in the quarter?

George Klaus - EPIC—President, CEO

It was strong in the US and average plus internationally.

Pete Schlider - Peninsula Capital—Analyst

You going to give me a percentage?

George Klaus - EPIC—President, CEO

I don’t have the answer. Do you have that?

Michael Piraino - EPIC—CFO

Let’s see, international was 27% in the first quarter.

George Klaus - EPIC—President, CEO

Which is kind of standard. We’ve been between 25 and 27. So international actually it did a little better than I thought. So 27. I would have guessed they were 25, but they did 27.

Pete Schlider - Peninsula Capital—Analyst

And do you have a direct versus indirect?

Michael Piraino - EPIC—CFO

I don’t think we noticed a change there.

George Klaus - EPIC—President, CEO

Indirect in the US is still 10%, give or take a percent or two. And internationally, it’s 50%. It probably was down a little this quarter, probably more like 40% this quarter. A little heavier direct this quarter, because of a couple of big deals we got over there.

Pete Schlider - Peninsula Capital—Analyst

Great. Thanks a lot.

Operator

At this time there are no further questions. Mr. Klaus, are there any closing remarks?

George Klaus - EPIC—President, CEO

Yes, Jamie, thanks. I would just like to say that it’s an exciting time to be the CEO of Epicor Corporation. We’ve got a great management team and great things that we’re looking forward to in 2004. So I’m very enthusiastic about our business outlook for the year and I am very enthusiastic about our second quarter. Our pipelines are strong and we feel good about the business. We’re

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FINAL TRANSCRIPT

EPIC—Q1 2004 Epicor Software Earnings Conference Call

very excited about closing the Scala acquisition. We believe that that will actually move our company even to another level that we’re not experiencing now, and we’re on a pretty good level now. So I’m excited about the outlook. And thanks for joining the call.

Operator

And this concludes today’s Epicor first quarter 2004 results conference call. You may now disconnect.

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